Filed pursuant to Rule 433

Registration No. 333-192302

CITIGROUP INC.

$500,000,000

FLOATING RATE SENIOR NOTES DUE 2019

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings:	Baa1/A-/A (Stable / Negative Outlook / Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	June 3, 2015

Settlement Date:	June 10, 2015 (T+5 days)

Maturity:	December 20, 2019

Par Amount:	$500,000,000

Floating Rate:	3 month USD –BBA–LIBOR Reuters LIBOR01

Coupon:	3 month LIBOR + 77 bps

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$498,500,000 (before expenses)

Interest Payment Dates:	Quarterly on the 20th of each March, June, September and December thereafter until maturity, with adjustment for period end dates on a modified following New York Business Day Convention

First Interest Payment Date:	September 20, 2015 (long first coupon)

Day Count:	Act / 360

Interest Determination Date:	Two London Business Days prior to each Interest Payment Date

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967JR3

ISIN:	US172967JR32

Sole Book Manager:	Citigroup Global Markets Inc.

Co-Managers:	Apto Partners, LLC
C.L. King & Associates, Inc.
Cabrera Capital Markets, LLC
Guzman & Company
Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.